[Letterhead of Brookfield Residential Properties Inc.]

February 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

100 F Street N.E.

Washington, D.C. 20549

Attn. Ms. Pamela A. Long

Re:	Brookfield Residential Properties Inc.
Registration Statement on Form F-4 (File No. 333-169867)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Brookfield Residential Properties Inc. (the “Registrant”) respectfully requests that the effectiveness of the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) be accelerated to 10:00 a.m. on February 17, 2011 (Washington, D.C. time), or as soon thereafter as is practicable.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Brookfield Residential Properties Inc.

/s/ Jeffrey Haar
Jeffrey Haar
Vice President